                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 11-K



[X]              Annual Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (Fee Required)
                      For The Year Ended December 31, 1999


                                       or


[ ]               Transition Report Pursuant to Section 15(d) of the
                 Securities Exchange Act of 1934 (No Fee Required)
                        For The Transition Period from____ to



                         Commission File Number 00107923



                        HANDLEMAN COMPANY SALARY DEFERRAL
                                 AND STOCK PLAN
                                 --------------
                            (Full title of the Plan)



                                HANDLEMAN COMPANY
                                -----------------
          (Name of issuer of the securities held pursuant to the Plan)

                               500 Kirts Boulevard
                              Troy, Michigan 48084
                              --------------------
                    (Address of principal executive offices)

                               HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN

                          INDEX TO FINANCIAL STATEMENT
                          ----------------------------




                                                                       PAGES
                                                                       -----

Report of Independent Accountants                                        1


Financial Statements:


  Statement of Assets Available for
  Benefits as of December 31, 1999 and 1998                              2


  Statement of Changes in Assets Available
  for Benefits for the year ended
  December 31, 1999                                                      3


  Notes to Financial Statements                                         4-7


Supplemental Schedules:

  Schedule of Assets Held for
  Investment Purposes as of December 31, 1999                            8


  Item 27d - Schedule of Reportable Transactions
  for the year ended December 31, 1999                                   9

                      [PricewaterhouseCoopers Letterhead]


                       REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrative Committee of the Handleman Company Salary Deferral and Stock Plan:

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of Handleman Company Salary Deferral and Stock Plan (the "Plan") at December 31, 1999 and December 31, 1998, and the changes in net assets available for benefits for the year ended December 31, 1999 in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules on pages 11 through 13 of this Form 11-K are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


         /s/ PricewaterhouseCoopers LLP


Detroit, Michigan
June 28, 2000

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                   STATEMENT OF ASSETS AVAILABLE FOR BENEFITS

                                  December 31,


                                                                                  1999          1998
                                                                              -----------   -----------
ASSETS:
Accrued dividends and interest                                                $       568   $       257

Employee contributions receivable                                                       0        56,905

Employer contribution receivable                                                        0        10,106

Investments, at fair value                                                     15,027,335    13,615,833

Loans to participants at rates of  8.75% to 10.0%,
 maturing in 1 to 5 years                                                         425,597       347,209

                                                                              -----------   -----------

ASSETS AVAILABLE FOR BENEFITS                                                 $15,453,500   $14,030,310
                                                                              ===========   ===========


The accompanying notes are an integral part of the financial statements.

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN

                         STATEMENT OF CHANGES IN ASSETS
                             AVAILABLE FOR BENEFITS

                      for the year ended December 31, 1999
                      ------------------------------------


Additions:

  Employer contributions                            $   319,827

  Employee authorized contributions                   1,825,441

  Dividend income                                       657,652

  Interest income                                        35,958

  Net appreciation in fair value of investments         854,091

  Other                                                  15,562
                                                    -----------
                                                      3,708,531
     Total additions

Deductions:

  Participants' benefits paid                         2,237,820

  Other                                                  47,521
                                                    -----------

     Total deductions                                 2,285,341
                                                    -----------

  Net increase                                        1,423,190

     Assets available for benefits,                  14,030,310
     beginning of year                              -----------


     Assets available for benefits,                 $15,453,500
     end of year                                    ===========







The accompanying notes are an integral part of the financial statements.

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                          NOTES TO FINANCIAL STATEMENTS




1.    Description of Plan

      The following description of the Handleman Company Salary Deferral and Stock Plan (the "Plan") provides only general information. Participants should refer to the Plan Document for a complete description of the Plan's provisions.

      General

      The Plan is a defined contribution plan which includes salary deferral and employee stock ownership provisions. The Plan covers all employees of the Handleman Company (the "Company") and subsidiaries and affiliates that have adopted the Plan who have one year of service and who are not covered by collective bargaining agreements (unless they specifically refer to the Plan). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

      Contributions

      Employee authorized contributions of tax deferred compensation are limited in any one year to the lesser of fifteen percent of employee compensation or $10,000. In addition, total contributions by highly compensated employees cannot exceed specific percentage limitations of the aggregate contributions of all other employees as set forth in the Internal Revenue Code.

      The Company provides for a matching contribution equal to 25 percent of the elective contribution made by each participant, up to six percent of such participant's compensation, to be invested in company stock.

      Plan Assets

      Employees may direct employee and employer contributions to the Plan into Company stock or various investment funds which are established by the Company from time to time.

      Participant Accounts

      Each participant's account is credited with employee authorized contributions, in addition to an allocation of any Company contribution and Plan earnings, net of Plan expenses. A participant must be employed by the Company on the last day of the Company's fiscal year to receive the allocation of Company contributions.

         Salary Deferral Portion - Company contributions to the Salary Deferral portion of the Plan are allocated to participants who are eligible as defined by the Plan. There are certain limitations on the amounts which can be allocated.

         Stock Ownership Portion - Effective May 2, 1994, the Plan was amended to discontinue Company contributions for employees hired after April 30, 1994. As of December 31, 1996, Company contributions for all employees were discontinued.

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued

1.    Description of Plan, continued

      Loans to Participants

      The Plan allows participants to borrow against their account balances. The maximum loan to any participant is the lesser of 50% of the participant's non-forfeitable salary deferral account balance or $50,000.

      Plan Expenses

      Expenses of the Trustee and Administrative Committee are charged to participant accounts unless the Company at its discretion elects to pay these expenses. The Company paid such expenses for the year ended December 31, 1999.

      Vesting

      The Plan includes a graded vesting schedule for matching contributions of 20 percent for each year of service, resulting in 100 percent vesting after five years of service. Non-vested company contributions for terminated participants are forfeited by the participant and are used to reduce future employer contributions to the Plan.

      Payment of Benefits

      On termination of service, a participant will be eligible to receive the plan assets allocated to the participant's account and which have vested or an equivalent amount in cash. At December 31, 1999 and 1998, $198,937 and $1,027,833 respectively, were reported as benefits payable on the Form 5500.

      2. Summary of Accounting Policies

      Company Contributions

      Company contributions are accrued in the plan year to which the contributions relate. Company contributions are in the form of Company stock.

      Investments

      At the end of the plan year, Company stock is valued at the closing market price of the stock on the last business day of the Plan's year. The Victory U.S. Government Obligations Fund, American Balanced Fund, Victory Stock Index Fund, N&B Genesis Fund, Fidelity Growth Opportunity Fund, Janus Worldwide Fund and Employee Benefit Money Market Fund are reflected at estimated fair values or at the fair value as determined by quoted market prices at the year-end date as reported by the Plan's investment custodian, KeyCorp.

      The basis on which cost is determined to compute realized gains or losses from sales of investments, other than the Company stock, is average cost. The basis on which cost is determined for the Company stock is specific identification.

      The Plan presents in the statement of changes in assets the net appreciation (depreciation) in fair value of investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments.

      For purposes of determining Company contributions, Company stock received as the Company contribution is valued at the closing price on the day the contribution is made.

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued


2.    Summary of Accounting Policies, continued

      Dividend Income

      Dividend income is recognized on the ex-dividend date. Dividend income on Company stock for the year ended December 31, 1999 was $0.

      Estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of changes in assets during the reporting period. Actual results could differ from these estimates.

3.    Investments

      The following presents investments that represent 5 percent or more of the Plan's net assets.


                                                                                December  31,
                                                                            1999             1998
                                                                            ----             ----

Victory U.S. Government Obligations Fund 137,921 and                     $ 1,677,820     $ 1,609,440
 138,368 shares, respectively

 American Balanced Fund 182,671 and 186,555 shares, respectively           2,634,128       2,940,109

 Victory Stock Index Fund 272,315  and 278,506 shares, respectively        6,652,656       5,915,466

 Handleman Company  Common Stock 183,441 and 190,516 shares,               2,453,027       2,676,357
 respectively

 Janus Worldwide Fund 13,974 and 3,186 shares, respectively                1,068,071         150,867

 Other                                                                       541,633         323,594
                                                                         -----------     -----------

 Total                                                                   $15,027,335     $13,615,833
                                                                         ===========     ===========


      During the Plan year ended December 31, 1999, the Plan's investments (including investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $854,091 as follows:

      KeyCorp Investments:
           Victory U.S. Government Obligation Fund
                                                           $   75,091
           American Balanced Fund                            (220,961)
           Victory Stock Index Fund
                                                              878,844
           N&B Genesis Fund
                                                                8,360
           Fidelity Growth Opportunity Fund
                                                              (21,152)
           Janus Worldwide Fund
                                                              247,518

      Handleman Company Common Stock                         (113,609)
                                                            ---------

                                                            $ 854,091
                                                            =========

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                    NOTES TO FINANCIAL STATEMENTS, Continued


4.    Plan Termination

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

5.    Tax Status

      The Internal Revenue Service has ruled that the Plan qualifies under
      Section 401 of the Internal Revenue Code ("IRC") and is, therefore, not subject to tax under present income tax laws. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The plan administrator is not aware of any course or action or series of events that have occurred that might adversely affect the Plan's qualified status.

      The Plan obtained its latest determination letter on November 24, 1997, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the IRC.

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN

                             Calendar Plan year 1999

                 SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES


       (a)                   (b)                             (c)                       (d)                    (e)
                                                    Description of
                     Identity of                    investment including
                     issue, borrower                maturity date, rate of
                     lessor, or                     interest, collateral,                                    Current
                     similar  party                 par or maturity value              Cost                   value
                     ----------------               ----------------------             ----                   -----


        *            KeyCorp                        Cash Equivalents                $   83,378             $   83,378
                     Employee Benefit
                     Money Market
                     Fund

        *            KeyCorp                        Short Term U.S.                 $1,559,808             $1,677,820
                     Victory U.S.                   Treasury Securities
                     Government Obligations Fund

        *            KeyCorp                        Common Stock and                $2,789,142             $2,634,128
                     American
                     Balanced Fund                  Bond Fund

        *            KeyCorp                        Common Stock Fund               $4,800,639             $6,652,656
                     Victory Stock
                     Index Fund

        *            Handleman                      Common Stock                    $1,746,323             $2,453,027
                     Company                        $.01 par value
                     Common Stock

        *            KeyCorp                        Common Stock Fund               $  127,286             $  134,145
                     N&B
                     Genesis Fund

        *            KeyCorp                        Common Stock Fund               $  338,837             $  324,110
                     Fidelity
                     Growth Opportunity Fund

        *            KeyCorp                        Common Stock Fund               $  828,039             $1,068,071
                     Janus
                     Worldwide Fund

        *            Loans to                       Interest rates of               $        0             $  425,597
                     Participants                   8.75% to 10% and
                                                    maturing in 1 to
                                                    5 years




*  These investments are with a party-in-interest

                                HANDLEMAN COMPANY
                         SALARY DEFERRAL AND STOCK PLAN
                 ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS
                      for the year ended December 31, 1999




                                                                                  Purchase           Selling             Cost
Identity of Party Involved        Description of Asset                            Price              Price               of Asset
--------------------------        --------------------                            -----------        --------            --------



REPORTING CRITERION I:            Any transaction within the plan
                                  year, with respect to any plan
                                  asset, involving an amount in
                                  excess of five percent of the
                                  current value of plan assets.

                                  None

REPORTING CRITERION II:           Any series of transactions (other
                                  than transactions with respect to
                                  securities) within the plan year
                                  with or in conjunction with the
                                  same person which, when aggregated,
                                  regardless of the category of asset
                                  and the gain or loss on any
                                  transaction, involves an amount in
                                  excess of five percent of the
                                  current value of plan assets.

                                  None

REPORTING CRITERION III:          Any transaction within the plan
                                  year involving securities of the
                                  same issue if within the plan year
                                  any series of transactions with
                                  respect to such securities, when
                                  aggregated, involves an amount in
                                  excess of five percent of the
                                  current value of plan assets.

KeyCorp                           Employee Benefit Money
                                  Market Fund
                                  74 purchases   -   1,121,201 units            $1,121,201                             $1,121,201
                                  87 sales       -   1,092,048 units                              $1,092,048            1,092,048



KeyCorp                           American Balanced Fund
                                  69 purchases -  54,720 units                     842,353                                842,353
                                  94 sales     -  58,603 units                                       927,374              896,309



KeyCorp                           Victory Stock Index Fund
                                  101 purchases  -  62,655 shares                1,433,543                              1,433,543
                                  85 sales       -  68,846 shares                                  1,575,196            1,168,476



KeyCorp                           Janus Worldwide
                                  96 purchases  -  12, 614 shares                  722,243
                                                                                                                          722,243


REPORTING CRITERION IV:           Any transaction within the plan
                                  year with respect to securities
                                  with or in conjunction with a
                                  person if any prior or subsequent
                                  single transaction within the plan
                                  year with such person with respect
                                  to securities exceeds five percent
                                  of the current value of plan assets.

                                  None




                                                                                          Current Value
                                                                                           of Asset on               Net Gain
Identity of Party Involved        Description of Asset                                    Transaction Date           or (Loss)
--------------------------        --------------------                                    ----------------           ---------



REPORTING CRITERION I:            Any transaction within the plan
                                  year, with respect to any plan
                                  asset, involving an amount in
                                  excess of five percent of the
                                  current value of plan assets.

                                  None

REPORTING CRITERION II:           Any series of transactions (other
                                  than transactions with respect to
                                  securities) within the plan year
                                  with or in conjunction with the
                                  same person which, when aggregated,
                                  regardless of the category of asset
                                  and the gain or loss on any
                                  transaction, involves an amount in
                                  excess of five percent of the
                                  current value of plan assets.

                                  None

REPORTING CRITERION III:          Any transaction within the plan
                                  year involving securities of the
                                  same issue if within the plan year
                                  any series of transactions with
                                  respect to such securities, when
                                  aggregated, involves an amount in
                                  excess of five percent of the
                                  current value of plan assets.

KeyCorp                           Employee Benefit Money
                                  Market Fund
                                  74 purchases   -   1,121,201 units                          $1,121,201
                                  87 sales       -   1,092,048 units                           1,092,201



KeyCorp                           American Balanced Fund
                                  69 purchases -  54,720 units                                   842,353
                                  94 sales     -  58,603 units                                   927,374             $31,065



KeyCorp                           Victory Stock Index Fund
                                  101 purchases  -  62,655 shares                              1,433,543
                                  85 sales       -  68,846 shares                              1,575,196             406,720



KeyCorp                           Janus Worldwide
                                  96 purchases  -  12, 614 shares                                722,243



REPORTING CRITERION IV:           Any transaction within the plan
                                  year with respect to securities
                                  with or in conjunction with a
                                  person if any prior or subsequent
                                  single transaction within the plan
                                  year with such person with respect
                                  to securities exceeds five percent
                                  of the current value of plan assets.

                                  None





The following financial statements and exhibits are presented pursuant to
Section 15(d) of the Securities Exchange Act of 1934:

                                                                   Page
                                                                   ----

  (a)  Financial Statements:

       Report of Independent Accountants                             1

       Statement of Assets Available for Benefits
       as of December 31, 1999 and 1998                              2

       Statement of Changes in Assets Available for
       Benefits for the year ended December 31, 1999                 3

       Notes to Financial Statements                                4-7

       Schedule of Assets Held for Investment
       Purposes as of December 31, 1999                              8

       Item 27d -- Schedule of Reportable Transactions               9
       for the year ended December 31, 1999

       Schedules:

       Other schedules have been omitted because
       the required information is shown in the financial
       statements or notes thereto, or in another schedule           -


                                                                  Exhibit
                                                                  Number
                                                                  ------
  (b)  1.    Consent of Independent Accountants with
             respect to their report on their audit of
             the financial statements of the Handleman
             Company Salary Deferral and Stock Plan
             as of and for the year ended December 31, 1999         23


                                    SIGNATURE
                                    ---------

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


            HANDLEMAN COMPANY SALARY DEFERRAL AND STOCK PLAN



            By:       /s/ Thomas C. Braum, Jr.
               ------                         --------------------------------
               Thomas C. Braum, Jr., Vice President and Corporate Controller Handleman Company